Room 4561

September 12, 2006

Mr. Frank Dane
Chief Financial and Legal Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065

       Re: Communication Intelligence Corporation
              Item 4.01 Form 8-K
              Filed September 8, 2006
              File No. 000-19301

Dear Mr. Dane:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past <u>two</u> years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Revise to include the proper periods or tell us why such revision is not necessary.

2.   The disclosure should also state whether during the registrant's <u>two most recent fiscal years</u> and any subsequent interim period through the date of resignation,

declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Revise to include the proper periods or tell us why such revision is not necessary.

3.   We also note your engagement of GHP Horwath, P.C. (GHP) as your principal accountants and that during the year ended December 31, 2005 and through September 6, 2006, you did not consult with GHP regarding any matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K. However, the disclosure should include the two most recent fiscal years and any subsequent interim period prior to the engagement of the new accountant as noted in Item 304(a)(2)(i) and (ii). Revise to include the proper periods or tell us why such revision is not necessary.

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Frank Dane
Communication Intelligence Corporation
September 12, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant